Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2014

Friedberg, Germany, May 15, 2014 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced its consolidated financial results for the first quarter ended March 31, 2014 for its group, which consists of voxeljet AG and Voxeljet of America Inc. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc.

Highlights — First Quarter 2014

•                  Revenues increased 14.7% to kEUR 2,739 from kEUR 2,387

•                  Services revenues increased 20.7% to kEUR 1,427 from kEUR 1,182

•                  Gross profit margin of 39.4% compares to 38.2% in the prior year quarter

•                  Completed the relocation of our German service center

•                  Announced the establishment of our first U.S. 3D printing service center, located near Detroit, Michigan

•                  Reaffirm full year 2014 revenue guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “I am pleased with our first quarter results which reflect the increased adoption of 3D printing in industrial and commercial applications. Demand for both our systems and on-demand printed parts remains robust, and we are well positioned to benefit from our technology. We are executing our key growth initiatives, including the recent completion and relocation of our European on-demand service center in Germany, the opening of our first North American service center located near Detroit, Michigan, which is expected in the third quarter of 2014, and the ongoing funding of investments in research and development for the future. We are confident in the trajectory of our business and reaffirm our financial guidance for the year ended December 31, 2014.”

First Quarter 2014 Results

Revenues for the first quarter of 2014 increased by 14.7% to kEUR 2,739 compared to kEUR 2,387 in the first quarter of 2013.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 8.9% to kEUR 1,312 in the first quarter of 2014 from kEUR 1,205 in last year’s first quarter. The Company sold two new machines in the first quarter of 2014 compared to one new and one used machine in last year’s first quarter. Systems revenues also includes all revenues from consumables, spare parts and maintenance. Systems revenues represented 47.9% of total revenue in the first quarter of 2014 compared to 50.5% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 20.7%, to kEUR 1,427 in the first quarter of 2014 from kEUR 1,182 for the same quarter last year. The increase was achieved primarily from a favorable product mix in the first quarter of 2014 compared to the first quarter of 2013. We experienced very little disruption in the quarter from the relocation of our service center in Germany, which was substantially completed in the first week of April 2014.

Gross profit was kEUR 1,079 in the first quarter of 2014 compared to kEUR 913 in the first quarter of 2013. The gross profit margin increased to 39.4% in the first quarter of 2014 from 38.2% in the first quarter of 2013. Cost of sales was kEUR 1,660 for the first quarter of 2014 compared to kEUR 1,474 for the first quarter of 2013. Embedded in the cost of sales were expenses of kEUR 56 related to our Long Term Cash Incentive Plan (“LTCIP”), which was initiated in October 2013.

Gross profit for our Systems segment decreased to kEUR 397 in the first quarter 2014 from kEUR 428 in the first quarter of 2013. The gross profit margin for this segment decreased to 30.3% in the first quarter of 2014 from 35.5% in the first quarter of 2013. One of the 3D printers sold in the first quarter of 2014 was to a research institution which received a discount to the listed price, which contributed to the decrease in gross margin for the Systems segment in the quarter. The second 3D printer sold in the quarter was to an industrial customer at the printer’s listed price. In the first quarter of 2014, the cost of sales related to the LTCIP was kEUR 32.

Gross profit for our Services segment increased to kEUR 682 in the first quarter 2014 from kEUR 485 in the first quarter of 2013. The gross profit margin for this segment increased to 47.8% in the first quarter of 2014 from 41.0% in the first quarter of 2013. The increase in gross profit was primarily related to higher revenues resulting from a favorable product mix in the first quarter of 2014 compared to the same period in 2013. In the first quarter of 2014, cost of sales related to the LTCIP was kEUR 24.

Selling expenses were kEUR 693 for the first quarter of 2014 compared to kEUR 357 in the first quarter of 2013. This increase of kEUR 336 resulted from expanded sales efforts as we attended more trade shows and fairs compared to the prior year period.

Administrative expenses were kEUR 614 for the first quarter of 2014 compared to kEUR 177 in the first quarter of 2013. This increase of kEUR 437was primarily due to increased headcount related to the pursuit of our growth strategy and costs associated with being a publicly-traded company.

Research and development (“R&D”) expenses increased to kEUR 848 in the first quarter of 2014 from kEUR 431 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development.

Our operating expenses for the first quarter of 2014 were affected by the LTCIP. Selling expenses, administrative expenses and R&D expenses related to the LTCIP were kEUR 35, kEUR 17 and kEUR 47, respectively.

Other operating expenses in the first quarter of 2014 were kEUR 78, substantially all of which reflect costs related to our follow-on public offering.

Other operating income was kEUR 551 for the first quarter of 2014 compared to kEUR 277 in the first quarter 2013. The increase is mainly due to the recognition of kEUR 401 of deferred income as a result of the early termination of three sale and leaseback transactions.

Operating loss was kEUR 603 in the first quarter of 2014, compared to an operating profit of kEUR 209 in the prior year period. Operating expenses increased in the first quarter of 2014 due in part to increased headcount related to the pursuit of our growth strategy and costs related to being a publicly-traded company, including compensation expenses related to the LTCIP of kEUR 156.

Total comprehensive loss for the first quarter of 2014 was kEUR 675, or EUR 0.22 per share, as compared to total comprehensive income of kEUR 102, or EUR 0.05 per share, in the first quarter of 2013.

At March 31, 2014, the Company had cash and equivalents of kEUR 7,772 and held kEUR 20,035 of shares of a bond fund which are included in current financial assets on our consolidated statement of financial position.

Long Term Cash Incentive Plan (LTCIP)

On October 2, 2013, we announced that we would be implementing, effective on January 1, 2013, a long-term cash incentive plan (the “LTCIP”) for senior management and other key personnel. An initial grant of the awards under the LTCIP was made to participants on October 2, 2013. Personnel expenses incurred in the first quarter of 2014 related to the LTCIP amounted to kEUR 156. The first tranche of payments under the LTCIP is scheduled to be made in May 2014.

Incorporation of Voxeljet of America Inc. and Lease of Canton, Michigan Facility

On February 5, 2014, we incorporated our subsidiary, Voxeljet of America Inc., in Delaware. Voxeljet of America Inc. will be headquartered in our new facility near Detroit, Michigan and will conduct our North American operations. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc. On March 14, 2014, we signed a five-year lease for a facility located near Detroit, Michigan that will house our U.S. 3D printing service center. Our U.S. service center is expected to commence printing parts in the third quarter of 2014. The facility is approximately 50,000 square feet and will allow us to print on-demand parts, molds, cores and models for automotive and other industrial customers.

Successful Completion of Follow-on Offering

On April 16, 2014, we completed a follow-on offering of 3,000,000 American Depositary Shares (“ADSs”) at a public offering price of USD 15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately USD 41.4 million, or approximately EUR 30.1 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company’s shareholders (the “Selling Shareholders”) pursuant to the overallotment option they were granted in the follow-on offering. The net proceeds to the Selling Shareholders were approximately USD 6.4 million, or approximately EUR 4.6 million. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Business Outlook

The Company reaffirms its previous guidance for the year ending December 31, 2014 and continues to expect revenues to exceed kEUR 18,000, with revenue growth in excess of 50%.

The Company’s total backlog of 3D printer orders at March 31, 2014 was kEUR 3,770, which represents six 3D printers. This compares to backlog of kEUR 2,300, representing four 3D printers, at December 31, 2013. We estimate that most of the 3D printers in our backlog will ship prior to December 31, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first quarter of 2014 on Friday, May 16th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG First Quarter 2014 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13581624. The recording will be available for replay through May 23, 2014.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.3777 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on March 31, 2014.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts

Investor Relations

Rudolf Franz, CFO
rudolf.franz@voxeljet.de
+49 821 7483 100

Anthony Gerstein
anthony.gerstein@icrinc.com
646-277-1242

Media

Phil Denning
phil.denning@icrinc.com
646-277-1258

Cory Ziskind
cory.ziskind@icrinc.com
646-277-1232

voxeljet AG
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		03/31/2014	12/31/2013
Thousands of Euros	Notes	unaudited
Current assets		35,948	39,977
Cash and cash equivalents	6	7,772	33,459
Financial assets	3, 6	20,824	744
Trade receivables	6	1,639	1,003
Inventories		4,048	3,641
Income tax receivables		64	129
Other assets	4	1,601	1,001

Non-current assets		18,484	17,939
Financial assets	3, 6	1,488	1,561
Intangible assets		69	62
Property, plant and equipment	5	16,927	16,316

Total assets		54,432	57,916

		03/31/2014	12/31/2013
Thousands of Euros	Notes	unaudited
Current liabilities		6,074	7,090
Deferred income		368	622
Trade payables		2,082	1,502
Income tax payable		13	14
Financial liabilities	6	1,351	1,922
Other liabilities and provisions	7	2,260	3,030

Non-current liabilities		3,633	5,426
Deferred income		1,038	1,337
Financial liabilites	6	2,153	3,863
Other liabilities and provisions	7	442	226

Equity		44,725	45,400

Subscribed Capital		3,120	3,120
Capital reserves		46,038	46,038
Accumulated deficit		(4,469)	(3,758)
Accumulated other comprehensive income		36	—

Total equity and liabilities		54,432	57,916

voxeljet AG

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Three months ended	Three months ended
Thousands of Euros	Notes	03/31/2014	03/31/2013
Revenues	8,9	2,739	2,387
Cost of sales		(1,660)	(1,474)
Gross profit	8	1,079	913
Selling expenses		(693)	(357)
Administrative expenses		(614)	(177)
Research and development expenses		(848)	(431)
Other operating expenses		(78)	(16)
Other operating income		551	277
Operating profit (loss)		(603)	209
Finance expense		(125)	(97)
Finance income		17	3
Financial result		(108)	(94)
Profit (loss) before income taxes		(711)	115
Income taxes		—	(13)
Profit (loss)		(711)	102
Other comprehensive income		36	—
Total comprehensive income (loss)		(675)	102
Weighted average number of ordinary shares outstanding		3,120,000	2,000,000
Earnings (loss) per share - basic/ diluted (EUR)		(0.22)	0.05
Comprehensive earnings (loss) per share - basic/ diluted (EUR)		(0.22)	0.05

voxeljet AG

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income	Total equity
Thousands of Euros

Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218

Profit for the period	—	—	102	—	102

Balance at March 31, 2013	1,000	1,262	(942)	—	1,320

Thousands of Euros

Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400

Loss for the period	—	—	(711)	—	(711)
Net changes in fair value of available for sale financial assets	—	—	—	36	36

Balance at March 31, 2014	3,120	46,038	(4,469)	36	44,725

voxeljet AG
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Thousands of Euros	Three months ended 03/31/2014	Three months ended 03/31/2013
Cash Flow from operating activities

Profit (loss) for the period	(711)	102

Depreciation	407	358
Proceeds from customer loans	40	7
Changes in deferred income taxes	—	(62)
Deferred income	(553)	(187)

Change in working capital	(1,034)	(472)
Trade and other receivables and current assets	(717)	(243)
Inventories	(407)	(237)
Trade payables	580	142
Other liabilities and provisions	(554)	(178)
Income tax payable/receivables	64	44

Total	(1,851)	(254)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,024)	(49)
Payments to acquire financial assets	(20,010)	—

Total	(21,034)	(49)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(59)	(202)
Proceeds from sale and leaseback	—	870
Repayment of finance lease obligations	(992)	(423)
Repayment of long-term debt	(1,232)	(36)
Payment of share issuance costs	(519)	—

Total	(2,802)	209

Net increase (decrease) in cash and cash equivalents	(25,687)	(94)

Cash and cash equivalents at beginning of period	33,459	301

Cash and cash equivalents at end of period	7,772	207

Supplemental Cash Flow Information
Interest paid net	99	93
Income taxes paid net	—	32
Non-cash items:
Additions to property, plant and equipment through lease	—	870

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiary Voxeljet of America Inc., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which became effective for the Company’s financial year beginning on January 1, 2014.

Amendments IAS 32	01/ 2014	Offsetting Financial Assets and Financial Liabilities
Various Standards	01/ 2014	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
IAS 36	01/2014	Amendment Recoverable Amount Disclosures for Non-Financial Assets
IAS 39	01/2014	Amendment Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	01/ 2014	Levies
IAS 19	07/2014	Amendment Defined Benefit Plans: Employee Contributions
IFRS 14	01/ 2016	Regulatory Deferral Accounts

The Company applied the new standards and amendments and determined that they have no impact on the interim financial statements.

The interim financial statements as of and for the three months ended March 31, 2014 and 2013 were authorized for issue by the Management Board on May 14, 2014.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2013, which can be found in the Company’s Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of March 31, 2014 primarily consisted of shares of a bond fund (kEUR 20,035) and three customer loans (kEUR 1,514). The shares of the bond fund are measured at fair value, and any gain or loss in the value of such shares is recorded as other comprehensive income on our consolidated statement of comprehensive income (loss).

4. Other assets

The other assets at March 31, 2014 included kEUR 519 of deferred expenditures related to our follow-on public offering which will be offset against the proceeds from the offering completed on April 10, 2014.

5. Property, plant and equipment

PROPERTY, PLANT AND EQUIPMENT

Thousands of Euros	03/31/2014	12/31/2013
Land, buildings and leasehold improvements	10,971	7,566
Plant and machinery (includes assets under finance lease)	4,860	5,158
Other facilities, factory and office equipment	770	650
Assets under construction	326	2,942

Total	16,927	16,316

Leased assets included in Property, Plant and Equipment:	2,643	3,717
Printing machines	2,592	3,664
Other factory equipment	51	53

No impairment of non-financial assets was recorded in the three-month period ended March 31, 2014.

In the first three months of 2013, the Group entered into sale and leaseback transactions for two self-produced 3D printers with a total value of kEUR 870. Related manufacturing costs were kEUR 467. The gain of kEUR 403 was deferred and is amortized over the respective lease term. No sale and leaseback transactions occurred in the first quarter of 2014.

In the first quarter of 2014, the Group early terminated three sale and leaseback transactions. As a result of the early terminations, kEUR 694 of liabilities were extinguished, kEUR 401 of deferred income was recognized as other operating income, and kEUR 47 of extinguishment loss was recognized.

Leases of 3D printers are non-cash transactions for purposes of the consolidated statement of cash flows.

6. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial liabilities for the considered reporting periods were as follows:

	03/31/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Bank overdrafts and lines of credit	700	700	758	758
Long-term debt	275	291	1,507	1,573
Finance lease obligations	2,529	2,554	3,520	3,549

Total	3,504	3,545	5,785	5,880

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

The fair values and carrying amounts of financial assets categorized as loans and receivables and available for sale securities for the considered reporting periods were as follows:

	03/31/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Loans and receivables
Cash and cash equivalents	7,772	7,772	33,459	33,459
Trade receivables	1,639	1,639	1,003	1,003
Financial assets	2,277	2,255	2,305	2,287
Available for sale
Financial assets	20,035	20,035	—	—

Total	31,723	31,701	36,767	36,749

The fair value of customer loans included in financial assets was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

7. Other liabilities and provisions

As of March 31, 2014, the amount related to the LTCIP included in other liabilities and provisions on our consolidated statement of financial position was kEUR 1,045, of which kEUR 735 was a current liability and kEUR 310 was a non-current liability.

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

Segment reporting

	03/31/2014		03/31/2013
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,312	1,427	1,205	1,182

Gross profit	397	682	428	485
Gross profit in %	30.3%	47.8%	35.5%	41.0%

9. Revenues

The Group’s revenues by geographic region were as follows:

Thousands of Euros	03/31/2014	03/31/2013
EMEA	2,286	2,305
Asia Pacific	62	37
Americas	391	45
Total	2,739	2,387